Publication: South China Morning Post **Date:** 4 May 2005
Page: Classified 3 **Where Published:** Hong Kong

FPC Exemption No. (82-836)



FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

2005 FIRST QUARTER RESULTS OF PT INDOFOOD SUKSES MAKMUR Tbk AND SUBSIDIARIES

The following is a reproduction of a press release and financial statements, issued pursuant to Chapter 13.09(2) of the Listing Rules by First Pacific Company Limited for information purpose only, released in Indonesia by PT Indofood Sukses Makmur Tbk ("Indofood" or "the Company"), a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Jakarta and Surabaya stock exchanges.

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 AND 2004
(Amounts in Thousands of Rupiah, except Share Data)
(UNAUDITED)

ASSETS

	2005	2004
	Rp	*Rp*
CURRENT ASSETS		
Cash and cash equivalents	977,445,028	1,811,615,190
Short-term investments	238,394,200	551,291,625
Accounts receivable		
Trade		
Third parties – net	1,335,273,062	1,330,457,153
Related parties	90,602,238	87,358,096
Non-trade		
Third parties – net	577,281,769	328,370,750
Related parties	69,358,342	94,162,416
Inventories – net	2,407,684,480	2,146,587,792
Advances and deposits	277,813,057	579,964,437
Prepaid taxes	147,404,345	251,079,088
Prepaid expenses and other current assets	81,070,656	84,475,038
Total Current Assets	6,202,330,177	7,265,361,585
NON-CURRENT ASSETS		
Currency swap assets – net	954,341,847	1,032,741,138
Long-term receivables		
Third parties	9,500,000	361,504,244
Related parties	44,050,000	67,078,400
Claims for tax refund	274,209,760	154,779,851
Deferred tax assets – net	52,354,566	63,007,271
Long-term investments in shares of stock and advances for purchases of investments	387,704,303	20,817,320
Plantations		
Mature plantations – net	136,538,464	125,309,923
Immature plantations	45,585,085	47,316,034
Property, plant and equipment – net	5,918,755,529	5,828,148,361
Deferred charges – net	146,616,357	165,130,720
Excess of investment costs over fair values of underlying net assets of subsidiaries – net	177,564,801	–
Other non-current assets	736,302,589	284,947,833
Total Non-current Assets	8,883,556,301	8,151,179,095
TOTAL ASSETS	15,085,886,478	15,416,540,680

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
	Rp	*Rp*
CURRENT LIABILITIES		
Short-term bank loans and overdraft	597,649,226	483,865,031
Trust receipts payable	616,915,356	139,286,720
Accounts payable		
Trade		
Third parties	1,242,714,614	1,425,820,626
Related parties	28,337,433	34,927,358
Non-trade		
Third parties	220,126,491	366,956,449
Related parties	1,873,082	2,198,142
Accrued expenses	425,767,008	444,474,677
Taxes payable	201,022,992	169,313,266
Current maturities of long-term debts		
Bonds payable – net	998,650,000	–
Bank loans and other borrowings	255,436,863	534,467,836
Obligations under capital leases	9,105,194	23,076,646
Total Current Liabilities	4,597,598,259	3,644,386,751
NON-CURRENT LIABILITIES		
Long-term debts – net of current maturities		
Bank loans and other borrowings	443,719,771	1,003,863,640
Bonds and guaranteed notes payable – net	4,220,318,215	5,075,147,718
Obligations under capital leases	–	26,919,510
Total long-term debts	4,664,037,986	6,105,930,868
Deferred tax liabilities – net	632,043,311	598,687,562
Estimated liabilities for employees' benefit	198,131,938	147,140,523
Total Non-current Liabilities	5,494,213,235	6,851,758,953
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	569,416,745	701,292,411
SHAREHOLDERS' EQUITY		
Capital stock – Rp 100 par value Authorized – 30,000,000,000 shares Issued and fully paid – 9,444,189,000 shares in 2005 and 9,443,269,500 shares in 2004	944,418,900	944,326,950
Additional paid-in capital	1,182,045,894	1,181,379,256
Differences arising from restructuring transactions among entities under common control	(917,740,765)	(917,740,765)
Unrealized gains on investments in marketable securities – net	81,707,302	22,666,424
Differences arising from foreign currency translations	1,941,936	(899,056)
Retained earnings		
Appropriated	40,000,000	35,000,000
Unappropriated	3,833,354,113	3,695,439,097
Treasury stock – 915,600,000 shares	(741,069,341)	(741,069,341)
Net Shareholders' Equity	4,424,658,239	4,219,102,565
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,085,886,478	15,416,540,680

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(Amounts in Thousands of Rupiah, except Earnings per Share)
(UNAUDITED)

	2005	2004
	Rp	*Rp*
NET SALES	4,293,955,233	4,232,912,479
COST OF GOODS SOLD	3,209,387,625	3,068,518,806
GROSS PROFIT	1,084,567,608	1,164,393,673
OPERATING EXPENSES		
Selling	386,527,168	385,924,137
General and administrative	215,100,235	229,640,634
Total Operating Expenses	601,627,403	615,564,771
INCOME FROM OPERATIONS	482,940,205	548,828,902
OTHER INCOME (CHARGES)		
Interest income	12,230,573	19,170,734
Interest expense and other financing charges	(242,852,235)	(216,237,609)
Losses on foreign exchange – net of gains (losses) on changes in fair values of net currency swap assets	(151,874,775)	(114,929,036)
Others – net	110,505,606	(12,099,782)
Other Charges – Net	(271,990,831)	(324,095,693)
INCOME BEFORE TAX BENEFIT (EXPENSE)	210,949,374	224,733,209
TAX BENEFIT (EXPENSE)		
Current	(70,865,885)	(85,543,407)
Deferred	6,715,810	11,969,159
Tax Expense – Net	(64,150,075)	(73,574,248)
INCOME BEFORE MINORITY *INTERESTS IN NET EARNINGS* OF SUBSIDIARIES	146,799,299	151,158,961
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES – Net	(29,526,606)	(37,545,439)
NET INCOME	117,272,693	113,613,522
EARNINGS PER SHARE		
Income from Operations	57	64
Net Income	14	13

Notes:

1. *Earnings per share is computed based on the weighted average number of outstanding shares during the periods.*
2. *The foreign exchange rates used as at March 31, 2005 and 2004 were Rp 9,480 and Rp 8,587 to US$1, respectively.*
3. *For comparative purposes, certain accounts in the 2004 Consolidated Financial Statements have been reclassified to conform with 2005 presentation.*

- **Net sales slightly grew to Rp.4.3 trillion;**
- **Gross margin of 25.3%;**
- **Operating margin of 11.2%;**
- **Net income slightly up to Rp.117.3 billion**

The Board of Directors of Indofood announced its consolidated operating results for the first quarter 2005. Despite the continuing tough competition in several categories of Indofood's products, particularly in the instant noodle industry, Indofood registered a consolidated net sales of Rp.4.3 trillion including export revenues of US$50.8 million, compared to Rp.4.2 trillion during the first quarter 2004.

Noodles, Flour and Edible Oils & Fats divisions continue to be the main pillars with a total contribution of 85% to consolidated net sales, or respectively 33%, 38% and 14% (1Q04: 34%, 31% and 22% respectively), with the following highlights:

- Sales volumes of noodles reached 2.25 billion packs (1Q04: 2.40 billion packs), a decline of 6% over the same period in 2004, with a flat sales revenues of Rp.1.5 trillion (1Q04: Rp.1.5 trillion);
- *Sales volumes of flour was flat at 588 thousand tons (1Q04:* 588.6 thousand tons), with a 17% growth in sales revenues to Rp.1.9 trillion (1Q04: Rp.1.6 trillion);
- Sales volumes of branded cooking oils and fats up 11.5% to 117.8 thousand tons (1Q04: 105.7 thousand tons) with a 9.5% *increase in sales revenues to Rp.583.6 billion (1Q04: Rp.532.8* billion);

All other smaller operating divisions of Indofood, except Food Seasonings Division recorded year-on-year sales volumes growth ranging from 12% to 15%.

Due to a combination of several factors including the lower production of oil palm plantations and declining of CPO prices, noodles promotional program and higher cost of raw materials, both gross and operating margins declined to 25.3% (1Q04: 27.5%) and 11.2% (1Q04: 13.0%) respectively, despite the 6% reduction in general and administrative expenses brought about by the ongoing cost improvement/efficiency program.

Net profit increased slightly to Rp.117.3 billion, due among others to goodwill compensation received in relation with the new joint venture company offset by loss on unwinding of the Principal Only Swap ("POS") with a contract value of US$63.75 million and premium paid for the buyback of Eurobond during first quarter 2005.

The Company's total assets as of March 31, 2005 decreased to Rp.15.1 trillion (Dec.31, 2004: Rp.15.7 trillion), mainly due to the redemption of Eurobonds and the partial unwinding of the POS hedging having a contract value of US$63.75 million during first quarter 2005, as referred to above. Subsequent to March 31, 2005, the Company has decided to unwind further the remaining POS hedging contracts amounting to US$186.25 million, in line with the Company's ongoing initiative to buy back its Eurobond and increase cost efficiency.

As of March 31, 2005, the outstanding Rupiah debts were Rp.4.9 trillion (Dec.31, 2004: Rp.4.9 trillion), whereas the outstanding U.S. Dollar debts were reduced to US$241 million (Dec.31, 2004: US$317 million), and the total shareholders' equity increased to Rp.4.4 trillion (Dec.31, 2004: Rp.4.3 trillion). As a result, Debt to Equity ratio improved to 1.6 times *(Dec.31, 2004: 1.9 times), while Net Gearing* ratio improved to 1.4 times (Dec.31, 2004: 1.5 times).

Regarding the progress on the planned redemption of its 10.375% Eurobond of US$280 million, the Company are currently still awaiting for the definitive resolution/declaration from the UK court regarding our legal rights to redeem such bonds due to the revocation of the double taxation agreement between the Governments of Mauritius and Indonesia, effective January 1, 2005. In the mean time, we have bought back to date US$107.5 million bonds from the market, as well as the US$30 million, 10.125% Guaranteed Notes Due 2007.

The Board of Directors added: "Our organization still has to undergo further progress to optimize our operational efficiency and prudently manage our level of debts. With extensive production scale, diversified business segment and strong market presence throughout Indonesia, Indofood will continue to be the leader in the food industry.

Indofood's Annual General Meeting will be held no later than June 30, 2005 and it is the intention of the Board of Directors to propose dividend payments from the 2004 net income.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

May 3, 2005